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UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,

Section 17(a) of the Public Utility Holding Company Act of 1935 or

Section 30(h) of the Investment Company Act of 1940

|_| Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

|_| Form 3 Holdings Reported

|_| Form 4 Transactions Reported

______________________________________________________

1. Name and Address of Reporting Person*

Rudnik Stevem D.

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(Last) (First) (Middle)

8 Knollwood Terrace

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(Street)

Chester New Jersey 07930

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(City) (State) (Zip)

_______________________________________________________

2. Issuer Name and Ticker or Trading Symbol

MAGNITUDE INFORMATION SYSTEMS, INC./ "MAGY"

Rudnik FORM 5 (Continued)

______________________________________________________________

3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)

###-##-####

__________________________________________________________

4. Statement for Month/Year

January, 2003

__________________________________________________________

5. If Amendment, Date of Original (Month/Year)

N/A

__________________________________________________________

6. Relationship of Reporting Person(s) to Issuer

(Check all applicable)

|X| Director |_| 10% Owner

|X| Officer (give title below) |_| Other (specify below)

President and CEO

_________________________________________________________

_________________________________________________________

7. Individual or Joint/Group Filing

(check applicable line)

|X| Form filed by One Reporting Person

|_| Form filed by More than One Reporting Person

_________________________________________________________

Rudnik FORM 5 (Continued)

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Table I -- Non-Derivative Securities Acquired, Disposed of,

or Beneficially Owned

==================================================

1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/ Day Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)
			Code	V	Amount	(A) or (D)	Price
Common Stock

5. Amount of Securities Beneficially Owned At the End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
2,477,778	D

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* If the form is filed by more than one reporting person, see instruction

4(b)(v).

PERSONS WHO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN

THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A

CURRENTLY VALID OMB CONTROL NUMBER.

(OVER)

SEC 2270 (9-02)

Rudnik FORM 5 (continued)

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Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

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1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/Year)	3A. Deemed Execution Date, if Any (Month/ Day/Year)	4. Trans- action Code (Instr. 8)
				Code	V
Convertible Obligation	$0.10
Common Stock Options	$1.00
Common Stock Options	$1.00
Common Stock Options	$0.75
Common Stock Options	$0.75
Common Stock Options	$0.75
Common Stock Options	$1.00
Common Stock Options	$0.50

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)		6. Date Exer- cisable and Expiration Date (Month/Day Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)
(A)	(D)	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
		03/31/00	Repayment	Common Stock	2,748,900
		01/31/98	01/31/08	Common Stock	375,000
		11/19/98	11/19/08	Common Stock	950,000
		01/31/01	01/25/06	Common Stock	37,500
		02/08/01	02/08/06	Common Stock	225,000
		09/26/01	06/30/06	Common Stock	31,250
		09/26/01	06/30/06	Common Stock	29,167
		07/17/01	07/27/11	Common Stock	2,500,000

Rudnik FORM 5 (Continued)

9. Number of derivative Securities Beneficially Owned At End of Fiscal Year (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
6,896,817	D

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Explanation of Responses:

/s/ Steven D. Rudnik February 12, 2003

- --------------------------------------------- -----------------------

Steven D. Rudnik Date

**Signature of Reporting Person

** Intentional misstatements or omissions of facts constitute Federal Criminal

Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Rudnik Form 5 02-2003